September 29, 2017
Filed pursuant to Rule 433
Registration Statement No. 333-219933
Fly Leasing Limited

5.250% SENIOR NOTES DUE 2024

Issuer:	Fly Leasing Limited

Issue:	5.250% Senior Notes due 2024

Anticipated Ratings* (Moody’s/S&P):	B1/BB-

Principal Amount:	$300,000,000

Trade Date:	September 29, 2017

Settlement Date:	October 16, 2017 (T + 10)

Final Maturity:	October 15, 2024

Interest Payment Dates:	Semi-annually on April 15 and October 15, commencing on April 15, 2018

Record Dates:	April 1 and October 1

Yield to Maturity:	5.250%

Coupon:	5.250%

Public Offering Price:	100.000% of principal amount

Gross Proceeds:	$300,000,000

Day Count Convention:	30/360

Optional Redemption:	Make-whole call at a discount rate of UST+50 basis points at any time prior to October 15, 2020. Callable thereafter at the following prices:

	On or after October 15, 2020 October 15, 2021 October 15, 2022	Price 102.625% 101.313% 100.000%
Equity Clawback:	Up to 35% at 105.250% (prior to October 15, 2020)

Change of Control Offer:	101%

Minimum Denominations:	$200,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	34407D AC3/US34407DAC39

Sole Book-Running Manager:	Jefferies LLC

Joint Lead Managers:	Citigroup Global Markets Inc. Wells Fargo Securities, LLC
Co-Managers:	MUFG Securities Americas Inc. BNP Paribas Securities Corp. Fifth Third Securities, Inc.

*Note:           A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the following toll-free: Jefferies LLC at (888) 708-5831, Citigroup Global Markets Inc. at (800) 831-9146, or Wells Fargo Securities, LLC at (800) 645-3751.

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